news release

Zi Corporation Subsidiary Oztime Furthers Market Reach With E-Learning Software License to China Telecom

Oztime Selected Over Local and Multinational Companies

CALGARY, AB, October 31, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) today announced that Beijing-based Oztime, its Chinese e-Learning subsidiary, has signed a major contract with China Telecom Corporation Limited (NYSE:CHA) to license its e-Learning products and services. China Telecom, also based in Beijing, has 21 provincial (municipal and autonomous regional) corporations, holding 70 percent of the national trunk-line transmission network assets owned by the former China Telecom.

The initial China Telecom contract represents a contract value of RMB 2.1 million (approximately US$250,000), one of the largest single contracts to date for Oztime. Included in the China Telecom project is the provision of Oztime's Amethi Learning Management System, which is enterprise software for corporate training, and systems integration.

"This is a milestone for Oztime and demonstrates that we are ranked among the best e-Learning providers in China," said Tang Zhonghua, President of Oztime. "We were selected by China Telecom, which has strict requirements for its e-Learning solutions, after rigorous evaluation of e-Learning providers through a competitive bidding process involving local and multinational companies. Other wins by Oztime include Peking University Teaching Hospital, Ericsson China and Lenovo (Legend)."

About China Telecom

China Telecom operates domestic and international fixed-line networks, including wireless loops; provides fixed-line voice, data, video, multimedia and information services; is engaged in international telecom accounts settlement and overseas market exploration; offers ICT related services like system integration, technology development, technological consultation, advertising, publishing, equipment manufacturing, sales, import and export as well as design and installation; and operates other services approved or allowed by the central government according to market demands. For more information on the company and its products, please visit the company's Web site at www.chinatelecom.com.cn.

About Oztime

Beijing Oztime Education & Network Technology Co., Ltd. is a wholly owned subsidiary of Zi Corporation. In China, Oztime has been recognized as a leading e-Learning company. It is the first and only foreign-invested company licensed by the Ministry of Education to provide network education and training services. Oztime has clients throughout China, including national and international companies, universities, governments and training institutions.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTapTM and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc.	Zi Corporation	Allen & Caron Inc.
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com